UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of NOVEMBER, 2004.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date: NOVEMBER 4, 2004                     /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           President & CEO

                               HALO RESOURCES LTD.

                        #2300 - 1066 WEST HASTINGS STREET
                              VANCOUVER, BC V6E 3V7
                    TEL: (604) 601-82086 FAX: (604) 601-8209
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF

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NEWS RELEASE                                                    NOVEMBER 4, 2004


                       HALO RESOURCES ANNOUNCES RESULTS OF
                         SPECIAL MEETING OF SHAREHOLDERS


VANCOUVER, BRITISH COLUMBIA, NOVEMBER 4TH, 2004 - HALO RESOURCES LTD. "HALO" (TSX.V: HLO, OTC.BB: HLOSF) is pleased to announce the results of the Special Meeting of Shareholders held on November 2nd, 2004, Halo received the approval of its shareholders for the acquisition of the Duport Property in Kenora Ontario as outlined in a previous announcement dated July 6th, 2004, subject to regulatory approvals. All shareholders of record at close of business on November 2nd, 2004 were entitled to vote.

Consideration for the acquisition will be $250,000 payable in cash and 1,000,000 common shares of the Corporation issuable on closing. Additional consideration will be $8,000,000 in a five year term of preferred shares of the Corporation. The terms are for a 2.5% NRS royalty on the first 1,500,000 ounces of gold produced from the Property and 5% on the excess.

The Company is in final negotiation stages on a second acquisition and continues to evaluate a portfolio of other exciting new gold and base metal properties for acquisition.

Halo Resources Ltd. is a Canadian-based resource company focused on the acquisition of near and precious based metal deposits. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

ON BEHALF OF THE BOARD

/s/ Marc Cernovitch
---------------------------
VP of Corporate Development

                                      -30-


For more information please contact: Director of Corporate Communications Malinda Poe Tel: 604-601-8208, Fax: 604-601-8209 info@halores.com, website: www.halores.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Except for the historical statements contained herein, this news release presents forward looking statements that involve inherent risks and uncertainties. Although the management and officers of Halo Resources Ltd. believe that their expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the completion within the oil and gas industry, time in the Company's periodic reports filed with the British Columbia Securities Commission and the United States Securities and Exchange Commission.